

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 18, 2015

Dean Zanetos
Chief Executive Officer and Chairman
Broadcast 3DTV, Inc.
1020 Hollywood Way
Suite 120
Burbank, CA 91505

> **Re: Broadcast 3DTV, Inc**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed August 19, 2015**
> **File No. 024-10422**

Dear Mr. Zanetos:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2015 letter.

General

1.   Please revise your offering circular to include a legality opinion. Additionally, please include an index to your exhibits.

2.   The offering statement for Broadcast3DTV, Inc. states that the securities will be offered through a web-based platform called the "Alternative Securities Market Exchange". We note that Alternative Securities Market Exchange is not registered as a national securities exchange (nor has it been exempted by the Commission from such registration by reason of the limited volume of transactions effected on the exchange and in the opinion of the Commission such registration is not practicable and not necessary or appropriate in the public interest and for the protection of investors) nor is it registered as a broker-dealer

and operating as an alternative trading system in compliance with Regulation ATS. The use of a "web-based platform called 'Alternative Securities Market Exchange'" would appear to require registration as a national securities exchange (or an exemption from such registration) or registration as a broker-dealer if it is involved in the process of offers or sales of securities subject to the offering statement. Please advise.

3. The rulebook for Alternative Securities Market Exchange (ASMX) attached as Exhibit 12 to the offering statement states that it is, "As filed along with SEC Form 1 and all Exhibits, with the United States Securities & Exchange Commission on August 3rd, 2015." Please be advised that the Commission staff is not aware of a Form 1 that was filed by ASMX on or about August 3rd, 2015 that seeks registration of Alternative Securities Market as a national securities exchange, although the staff understands that ASMX filed a Form 1 application on or about September 16, 2015. Under Section 5 of the Securities Exchange Act, it is unlawful for an exchange to effect transactions in securities unless it is registered with the Commission as a national securities exchange or has been exempted by the Commission from such registration by reason of the limited volume of transactions effected on the exchange and in the opinion of the Commission such registration is not practicable and not necessary or appropriate in the public interest and for the protection of investors. Unless and until the Commission has granted ASMX registration as a national securities exchange under Section 6 of the Exchange Act, or has granted ASMX an exemption from such registration by reason of limited volume under Section 5, it is inaccurate for ASMX to hold itself out as acting as a national securities exchange or an exchange exempt from registration by reason of limited volume. You are referred to SEC Rule 202.3(b)(2), which sets forth the Commission's procedures regarding the processing of Form 1 applications. Rule 202.3(b)(2) in essence states that within 90 days of the date that the Commission publishes notice of the filing of an application for registration as a national securities exchange (or within such longer period as to which the applicant consents), the Commission shall by order grant registration or institute proceedings to determine whether registration should be denied as provided in Section 19(a)(1) of the Securities Exchange Act of 1934. Please revise your disclosure as appropriate.

Exhibits

4. We note that Exhibit 15 from the filing on August 19, 2015 purports to be an escrow agreement between Broadcast 3DTV and Alternative Securities Market, LLC. Please explain how Exhibit 15 complies with Securities Exchange Act Rule 15c2-4. In particular, which provision of Securities Exchange Act Rule 15c2-4(b) will Alternative Securities Market, LLC be complying with? Please provide a description of the flow of funds from the investor to the bank account. Additionally, please describe any legal authority that allows Alternative Securities Market, LLC to hold funds: (i) in a separate bank account, as agent or trustee for the persons who have beneficial interests therein; or (ii) as a bank.

Please contact Emily C. Drazan, Attorney Advisor, at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD 11- Telecommunications